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                              September 23, 2022

       Leslie Yu
       Chef Executive Officer
       Quhuo Limited
       3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street Chaoyang District Beijing 100020
       The People   s Republic of China

                                                        Re: Quhuo Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed September 9,
2022
                                                            File No. 001-39354

       Dear Ms. Yu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 4. Information on the company
       B. Business Overview, page 60

   1.                                                   When describing your
business, you state that you are a    workforce operational solution
                                                        platform,    that you
 provide tech-enabled, end-to-end operational solutions,    and that you
                                                           play a unique and
indispensable role as the link between consumer service businesses and the end consumers
to enable the delivery of goods, services and experiences to
                                                        consumers.    However,
it appears that these references to solutions, platforms,
                                                        technology, and being a
link do not explain in plain English what your actual service offerings are and may
imply that you generate revenue directly from providing
                                                        technology, software,
platforms, or systems to customers. Please revise to state, if true, that you deliver food
and products for third-party businesses, that you maintain and transport bicycles for
bicycle rental companies, that you rent cars to ride-sharing drivers,
 Leslie Yu
FirstName LastNameLeslie Yu
Quhuo Limited
Comapany 23,
September NameQuhuo
              2022    Limited
September
Page 2    23, 2022 Page 2
FirstName LastName
         and that you clean properties such as hotels, B&Bs and short-term rentals. Please also revise to reduce the amount of jargon in your business overview so that investors can more clearly understand the nature of your operations. Please provide us with your intend revised disclosure.
2. If our understanding above is correct, please also consider revising captioning in tables quantifying your revenue components to more directly describe the service categories, such as food and product deliveries, maintenance and transportation of bicycle fleets, housekeeping, and other.
3. You disclose that leveraging your technology capabilities, you conduct data-driven operational analysis to assist our industry customers in improving their service quality and consumer satisfaction. Please tell us if you earn revenue from such analysis and, if so, how it is measured and recognized.
Item 5. Operating and Financial Review and Prospects
Non-GAAP Financial Measures, page 90

4. You present an intermediate non-GAAP measure titled Adjusted net income (loss). Please tell us how you considered the requirement to tax-effect this measure pursuant to Non-
         GAAP C&DI 102.11.
Results of Operations, page 96

5. Please revise to quantify factors to which changes are attributed. For example, you disclose general and administrative expenses increased due to increases in staff costs, professional service fees, and impairment losses.
Index to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition - On-demand delivery solutions, page F-20

6. We note that upfront payments to a customer for entering into a new contract are initially recognized as a non-current assets and reduce revenues on a straight-line basis over an anticipated relationship period of generally 8 years. You also state
that    A delivery service
         agreement typically is one year in term and is renewable by mutual
consent.    Please tell
         us how you determined that 8 years was the appropriate amortization period.
         Additionally, please quantify for us the total contract asset balance for each period presented, tell us which line item on the Consolidated Balance Sheet it is included in, and tell us how you classify such payments in your Consolidated Statements of Cash Flows.
         Please also tell us whether you provide additional consideration to customers upon contract renewal.
Note 13. Other Non-current Assets, page F-35

7. We note that rental and industry customer deposits appear to be a significant component
 Leslie Yu
Quhuo Limited
September 23, 2022
Page 3
         of other Non- Current Assets. Accordingly, please revise the footnote to disclose the nature of these deposits and your related accounting policy.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameLeslie Yu                                   Sincerely,
Comapany NameQuhuo Limited
                                                              Division of
Corporation Finance
September 23, 2022 Page 3                                     Office of Trade &
Services
FirstName LastName